Mail Stop 3720

November 17, 2006

Mr. Patrick Soon-Hock Lim
Chairman and Chief Executive Officer
Secured Digital Applications, Inc.
11, Jalan 51A/223
46100 Petaling Jaya
Selangor, Malaysia

> **RE: Secured Digital Applications, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30,**
> **2005 and September 30, 2005**
> **File No. 000-25658**

Dear Mr. Lim:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director